EXHIBIT 99.4

AMENDMENT TO THE

BARR LABORATORIES, INC.

2002 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

WHEREAS, Barr Pharmaceuticals, Inc. (f/k/a Barr Laboratories, Inc.), a corporation organized under the laws of the State of Delaware (“Barr”), maintains and sponsors the Barr Laboratories, Inc. 2002 Stock Option Plan for Non-Employee Directors (the “Plan”) for the benefit of its eligible directors;

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of July 17, 2008, by and among Barr, Teva Pharmaceutical Industries Ltd. (“Teva”), and Boron Acquisition Corp., as amended by that certain letter agreement dated October 13, 2008 (the “Merger Agreement”), Boron Acquisition Corp. will be merged with and into Barr, with Barr as the surviving corporation (the effective time of such merger, the “Effective Time”) and, immediately following the Effective Time, Barr will be merged with and into Boron Acquisition LLC, with Boron Acquisition LLC as the surviving company (the “Surviving Company”);

WHEREAS, Section 3.1(d)(i) of the Merger Agreement provides that the right of the holders of options to purchase shares of Barr common stock granted by Barr under the Plan, who are also non-employee members of Barr’s Board of Directors, shall be converted into options to purchase ordinary shares, par value NIS 0.10, of Teva (the “Ordinary Shares”) which will trade in the United States in the form of American Depository Shares, which may be evidenced by American Depository Receipts, as adjusted pursuant to the Merger Agreement; and

WHEREAS, it has been determined that it is in the best interest of the Surviving Company that no additional options shall be granted under the Plan.

NOW, THEREFORE, the Plan is hereby amended, effective as of the Effective Time, as follows:

1. The Plan shall be named the “Teva Pharmaceutical Industries 2002 Stock Option Plan for Non-Employee Barr Directors (formerly the Barr Laboratories, Inc. 2002 Stock Option Plan for Non-Employee Directors).”

2. The definition of “Plan” shall be deleted and the following shall be included in its place:

“‘Plan’ means the Teva Pharmaceutical Industries 2002 Stock Option Plan for Non-Employee Barr Directors (formerly the Barr Laboratories, Inc. 2002 Stock Option Plan for Non-Employee Directors), as it may be amended from time to time.”

3. The definition of “Company” shall be deleted and the following shall be included in its place:

‘“Company’ shall mean Teva Pharmaceutical Industries Limited, an Israeli corporation.”

4. In each place in the Plan where the term “Common Stock” or the phrase “shares of Common Stock” appears, “Ordinary Shares” shall be substituted in its place. The definition of “Common Stock” shall be deleted in its entirety.

5. “Ordinary Shares” shall be defined as follows:

‘“Ordinary Shares’ shall mean the Company’s ordinary shares, par value NIS 0.10, which trade in the United States in the form of American Depository Shares, which may be evidenced by American Depository Receipts.”

6. A new Section 11 shall be added to state:

“No additional options shall be granted under this Plan.”

7. Governing Law. This Amendment shall be construed and governed by the laws of the State of Delaware, without giving effect to conflicts of laws principles thereof which might refer such interpretations to the laws of a different state or jurisdiction.

8. Full Force and Effect of the Plan. Except as specifically amended herein, all other provisions of the Plan shall remain in full force and effect in accordance with its terms. All references in the Plan to “the Plan” shall be deemed to refer to the Plan as amended by this Amendment to the Plan.

[signature page follows]

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of Barr, has executed this Amendment as of the 16th day of November, 2008.

BARR PHARMACEUTICALS, INC.

By:	/s/ Jane F. Greenman
Name:	Jane F. Greenman
Title:	Executive Vice President, Global Human Resources